Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Questions from The Business Ledger, Naperville IL
Reporter Louise Brass; deadline: 01.07.2011

1) Why the merger?
We expect the increased scale and scope of the combined company to enhance our effectiveness and bring value to both our shareholders and our customers. Importantly, this transaction will create one of the lowest-cost, most diversified natural gas utilities. By sharing best practices, and through the benefits of greater scale, we expect to be able to serve our customers better and more efficiently.

In addition, this is a logical combination of highly complementary unregulated businesses where we will leverage our collective experience to take advantage of new market opportunities at lower costs in the wholesale and retail businesses.

AGL Resources has a proven track record of acquisitions and integrations spanning the last decade and we are confident that by coming together with Nicor, we will establish a platform for growth that is superior to what either company could achieve on its own.

2) Will AGL keep the Naperville facilities and staff intact, or will there be layoffs?
We are committed to maintaining Nicor Gas job levels across its service territory at comparable levels for at least three years. We also intend to continue a strong tradition of community and philanthropic support.

3) Will new facilities be purchased here, and if so where exactly?
We are too early in the process to determine whether new facilities will be needed to support the combined organization and our customers.

4) Will more jobs come to the area with this merger?
The larger combined organization will certainly create more opportunities for employees but it is far too early in the process to predict if or where new or more positions would be created. We are creating an expanded distribution headquarters here in Naperville which will add some employees to the area but it is too early in the process to know the actual effect.

5) What is the total payroll amount generated by AGL?
While we don’t provide a specific breakout of total payroll amount generated, we employ a total of roughly 2,500 employees.

6) Will revenues increase when the merger is finalized?
While we haven’t spoken to revenues specifically on a pro-forma basis, we have indicated that we expect the transaction to be neutral to earnings in the first year following the close of the transaction and accretive thereafter.

7) When will all stock holders of both companies vote to approve the merger?
The dates for the stockholder votes have not yet been determined.

8) Why did AGL think this will be a good move?
See answer to question #1.

9) Is Illinois considered a good state to do business in?
There is a strong natural gas customer base – both residential and commercial – in Illinois, which we find attractive. In addition, we intend to build upon the solid working relationship that Nicor has established with the Illinois Commerce Commission, and expect to continue to receive fair treatment by the regulatory bodies that have jurisdiction over Nicor’s operations.

10) Nicor currently has a team of economic development people working to assist businesses that become customers. Will this change with the merger?
Will any new services be offered business customers?
Supporting local economic development is a hallmark of operations at AGL Resources. At this point, we are too early in the process to determine whether any changes are needed or if new services will be offered to business customers.

11) Will rates increase, decrease or stay the same for businesses and/or residential customers (most of our CEO readers also live in the Chicago suburbs where The Business Ledger circulates)?
While we do not expect the rates of Nicor Gas to change in the short-term, over time we expect the combined company will be able to spread its shared common expenses over a larger base and, as a result, reduce allocations to each of our operating companies. This means we expect to be able to maintain base delivery rates at the current levels immediately and mitigate rate increases in the future.

12) How do the Wind Energy efforts and other “green” types of energy producers affect AGL and Nicor?
As the cleanest-burning fossil fuel, natural gas is playing an increasingly important role in America’s future as our nation moves toward a lower-carbon energy strategy. In terms of air quality, natural gas is the cleanest-burning fossil fuel – by far. Compared with coal, America’s leading source of electric generation, natural gas produces 44 percent less carbon emissions. Versus oil, natural gas provides energy for home heating with 27 percent less carbon emissions. Natural gas is a readily available complement for intermittent supply sources, such as solar and wind, providing energy supply when the sun doesn’t shine and the wind doesn’t blow.

13) What are the tropical shipping businesses Nicor currently operates and will those continue under AGL?
In 1982, Nicor acquired Florida-based Birdsall, Inc. in an expansion of marine operations. Tropical Shipping was a subsidiary of Birdsall Inc.  No changes are being contemplated at this time.

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements").

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, enhanced revenues and cash flow, growth potential; the competitive ability and position of the combined company; and Nicor Gas’ current rates. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "estimate", "intend", "continue", "plan", "project", "will", "may", "should", "could", "would", "target", "potential" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources' and Nicor's reports filed with the Securities and Exchange Commission ("SEC"). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources' and Nicor's Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources' and Nicor's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.